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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10)

                                ---------------

                                  ADT LIMITED
                           (NAME OF SUBJECT COMPANY)
                            WESTERN RESOURCES, INC.
                             WESTAR CAPITAL, INC.
                                   (BIDDERS)

                   COMMON SHARES, PAR VALUE $0.10 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  000915 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JOHN K. ROSENBERG
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            WESTERN RESOURCES, INC.
                             818 S. KANSAS AVENUE
                             TOPEKA, KANSAS 66612
                                (913) 575-6300
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                ---------------

                                   Copy to:

                               NEIL T. ANDERSON
                              SULLIVAN & CROMWELL
                               125 BROAD STREET
                           NEW YORK, NEW YORK 10004
                                (212) 558-4000

                           CALCULATION OF FILING FEE

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
             Transaction Valuation*                     Amount of Filing Fee**
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                 $3,138,549,191                                $627,710
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

 * For purposes of calculating the filing fee only. This calculation assumes that 143,887,642 common shares, par value $0.10 per share ("Shares"), of ADT Limited ("ADT") will be exchanged for shares of common stock, par value $5.00 per share, of Western Resources, Inc. ("Western Resources") and cash. According to ADT's Preliminary Proxy Statement, dated March 4, 1997, as of February 28, 1997, there were issued and outstanding; (i) 141,688,697 Shares and (ii) a warrant to purchase 15,000,000 Shares, exercisable for six months from September 27, 1996 (the "Republic Warrant"). According to ADT's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as of December 31, 1995, there were 776,250 Liquid Yield Option Notes ("LYONS") issued and outstanding, each of which is exchangeable at the option of the holder for 28.23 Shares. According to ADT's 1996 Proxy Statement (the "Proxy Statement") there were to be 18,572,518 options to purchase Shares outstanding subsequent to the ADT 1996 Annual Meeting. This calculation excludes the Shares owned by Westar Capital, Inc., a wholly owned subsidiary of Western Resources, and assumes that (i) no Shares have been issued since February 28, 1997, (ii) no options for Shares have been issued other than those reported in the Proxy Statement, (iii) no LYONS have been issued since December 31, 1995, and (iv) the Republic Warrant is invalid. Pursuant to Rules 0-11(d) and 0-11(a)(4) of the Securities Exchange Act of 1934, as amended, the filing fee was computed on the basis of the high and low sales prices of Shares as reported on the New York Stock Exchange, Inc. Composite Tape on March 14, 1997.
**  1/50 of one percent of Transaction Value.

[X]CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
   AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

  Amount Previously Paid: $559,158           Filing Party: Western Resources,
                                             Inc.

  Form or Registration:
  Form S-4, Registration No. 333-18097
                                             Date Originally Filed: December
                                             18, 1996

                        (CONTINUED ON FOLLOWING PAGES)
                              (PAGE 1 OF 9 PAGES)

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

  CUSIP NO. 000915108


 1.          Name of Reporting Person S.S. or I.R.S. Identification
             No. of Above Person

             Western Resources, Inc. 48-0290150
--------------------------------------------------------------------------------

 2.          Check the Appropriate Box if a Member of a Group           (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------

 3.
             SEC Use Only
--------------------------------------------------------------------------------

 4.          Sources of Funds BK, AF
--------------------------------------------------------------------------------

 5.
             Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                           [_]

--------------------------------------------------------------------------------

 6.
             Citizenship or Place of Organization
             Kansas

--------------------------------------------------------------------------------

   NUMBER
     OF      7.     Sole Voting Power                 38,287,111
   SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
            -------------------------------------------------------------------
             8.     Shared Voting Power                      0
            -------------------------------------------------------------------

             9.     Sole Dispositive Power            38,287,111
            -------------------------------------------------------------------

            10.        Shared Dispositive Power              0

--------------------------------------------------------------------------------

11.          Aggregate Amount Beneficially Owned By Each Reporting
             Person 38,287,111
--------------------------------------------------------------------------------

12.
             Check if the Aggregate Amount in Row (11) Excludes          [_]
             Certain Shares
--------------------------------------------------------------------------------

13.          Percent of Class Represented by Amount in Row (11)
             27.0%
--------------------------------------------------------------------------------

14.
             Type of Reporting Person
             CO


                               PAGE 2 OF 9 PAGES

  CUSIP NO. 000915108


 1.          Name of Reporting Person S.S. or I.R.S. Identification
             No. of Above Person

             Westar Capital, Inc. 48-1092416
--------------------------------------------------------------------------------

 2.          Check the Appropriate Box if a Member of a Group           (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------

 3.
             SEC Use Only
--------------------------------------------------------------------------------

 4.          Sources of Funds BK, AF
--------------------------------------------------------------------------------

 5.
             Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                           [_]

--------------------------------------------------------------------------------

 6.
             Citizenship or Place of Organization
             Kansas

--------------------------------------------------------------------------------

   NUMBER
     OF      7.     Sole Voting Power                 38,287,111
   SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
            -------------------------------------------------------------------
             8.     Shared Voting Power                      0
            -------------------------------------------------------------------

             9.     Sole Dispositive Power            38,287,111
            -------------------------------------------------------------------

            10.        Shared Dispositive Power              0

--------------------------------------------------------------------------------

11.          Aggregate Amount Beneficially Owned By Each Reporting
             Person 38,287,111
--------------------------------------------------------------------------------

12.
             Check if the Aggregate Amount in Row (11) Excludes          [_]
             Certain Shares
--------------------------------------------------------------------------------

13.          Percent of Class Represented by Amount in Row (11)
             27.0%
--------------------------------------------------------------------------------

14.
             Type of Reporting Person
             CO


                               PAGE 3 OF 9 PAGES

  This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") and Amendment No. 10 to Schedule 13D relates to the offer by Western Resources, Inc., a Kansas corporation ("Western Resources"), and Westar Capital Inc., a Kansas corporation and a wholly owned subsidiary of Western Resources ("Westar Capital" and, together with Western Resources, the "Bidders"), to exchange all of the outstanding common shares, par value $0.10 per share (each, a "Share" and collectively, the "Shares"), of ADT Limited, a company incorporated under the laws of Bermuda ("ADT"), for shares of common stock, par value $5.00 per share, of Western Resources ("Western Resources Common Stock") and cash, upon the terms and subject to the conditions set forth in Western Resources' Prospectus, dated March 14, 1997 (the "Prospectus"), and the related Letter of Transmittal. Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, this Amendment No. 10 hereby amends and supplements the Schedule 13D of the Bidders relating to the Shares, originally filed on January 26, 1996, as most recently amended on December 18, 1996.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is ADT Limited, a company incorporated under the laws of Bermuda. According to ADT's Preliminary Proxy Statement, as filed on March 4, 1997, for a special meeting of ADT shareholders that has been requisitioned by Westar Capital (the "Subject Company Proxy Statement"), the principal executive offices of ADT are located at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. The executive office of the subsidiary which supervises ADT's North American activities is located in the United States at 1750 Clint Moore Road, Boca Raton, Florida 33431, and its telephone number is
(561) 988-3600.

  (b) The class of securities to which this statement relates is the Shares. According to the Subject Company Proxy Statement, as of February 28, 1997, there were issued and outstanding: (i) 141,688,697 Shares and (ii) a warrant to purchase 15,000,000 Shares, exercisable for six months from September 27, 1996 (the "'Republic Warrant"). According to ADT's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as of December 31, 1995, there were 776,250 Liquid Yield Option Notes ("LYONS") issued and outstanding, each of which is exchangeable at the option of the holder for 28.23 Shares. According to ADT's Proxy Statement relating to its 1996 annual general meeting of shareholders there were to be 18,572,518 options to purchase Shares outstanding subsequent to the 1996 annual general meeting. The information set forth on the cover page and pages ii and iii of the Prospectus and under the caption "The Offer--General" in the Prospectus, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

  (c) The information set forth under the caption "Market Prices and Dividends" in the Prospectus is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d); (g) This statement is being filed by Western Resources, a Kansas corporation, and Westar Capital, a Kansas corporation and a wholly owned subsidiary of Western Resources. Information regarding each of the Bidders' principal businesses and addresses of principal business offices is set forth under the captions "Prospectus Summary--Western Resources" and "Business of Western Resources" in the Prospectus and is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and the citizenship of each director and executive officer of each of the Bidders, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule A to the Prospectus and are incorporated herein by reference.

  (e)-(f) Neither of the Bidders nor, to the best knowledge of the Bidders, any of the persons listed in Schedule A to the Prospectus has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                               PAGE 4 OF 9 PAGES

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) Not applicable.

  (b) The information set forth under the captions "Prospectus Summary-- Background of the Offer" and "Background of the Offer" in the Prospectus is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER INFORMATION.

  (a)-(c) The information set forth on the outside front cover page of the Prospectus and under the captions "Prospectus Summary--The Offer", "The Offer--General" and "The Offer--Source and Amount of Funds" in the Prospectus is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

  (a)-(g) The information set forth under the captions "Prospectus Summary-- Reasons for the Offer," "Prospectus Summary--Background of the Offer," "Prospectus Summary--The ADT Special Meeting," "Prospectus Summary--The Amalgamation," "Prospectus Summary--Effect of Offer on Market for Shares; Registration Under the Exchange Act," "Prospectus Summary--Comparison of the Rights of Holders of Shares and Western Resources Common Stock," "Reasons for the Offer," "Background of the Offer," "The ADT Special Meeting," "The Offer-- Effect of Offer on the Market for Shares; Registration Under the Exchange Act," "The Offer--Purpose of the Offer; The Amalgamation," "The Amalgamation," "Comparison of the Rights of Holders of Shares and Western Resources Common Sock," and "Market Prices and Dividends" in the Prospectus is incorporated herein by reference. The information set forth under the caption "The Western Resources Proposals" of the proxy statement of Western Resources to ADT shareholders on Schedule 14A, dated March 14, 1997 (the "ADT Proxy Statement"), a copy of which is attached hereto as Exhibit (a) (9), is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) The information set forth under the captions "Prospectus Summary-- Western Resources," "Prospectus Summary--Background of the Offer," "Background of the Offer," and "Business of Western Resources" in the Prospectus and the information set forth on Schedule B to the Prospectus is incorporated herein by reference. The information set forth under the captions "Voting Securities of ADT and Principal Holders Thereof," "Certain Information Regarding Western Resources and ADT--Western Resources" and "Background of the Solicitation" in the ADT Proxy Statement and the information set forth on Schedule B of the ADT Proxy Statement is also incorporated by reference. Such information with respect to the Bidders is current through the date hereof.

  (b) Neither Western Resources nor Westar Capital has effected any transactions in securities of ADT in the past 60 days. To the best knowledge of the Bidders, no directors, no officer of the Bidders, nor any associate or majority-owned subsidiary of the Bidders or any of their directors and officers has effected any transactions in securities of ADT in the past 60 days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  Not applicable.

                               PAGE 5 OF 9 PAGES

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in under the caption "The Offer--Fees and Expenses" in the Prospectus and under the caption "Proxy Solicitation" in the ADT Proxy Statement is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth under the captions "Prospectus Summary," "Business of Western Resources," "Unaudited Pro Forma Combined Financial Information" and "Notes to Unaudited Pro Forma Combined Financial Statements" in the Prospectus is incorporated herein by reference. The financial statements contained in Item 8 of Western Resources' Annual Report on Form 10-K for the year ended December 31, 1995 and in Western Resources' Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 are incorporated herein by reference.

  The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a security holder of ADT whether to exchange, tender or hold securities being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) Not applicable.

  (b)-(c) The information set forth under the captions "Prospectus Summary-- The Offer--Regulatory Approvals" and "The Offer--Conditions of the Offer-- Regulatory Approval Condition" in the Prospectus is incorporated herein by reference.

  (d) The information set forth under the caption "The Offer--Effect of Offer on Market for Shares; Registration Under the Exchange Act" in the Prospectus is incorporated herein by reference.

  (e) The information set forth under the captions "Prospectus Summary-- Litigation" and "Litigation" in the Prospectus is incorporated herein by reference.

  (f) Not applicable.

                               Page 6 of 9 Pages

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.
--------  ---------------------------------
(a)(1)    Prospectus of Western Resources, Inc., dated March 14, 1997
(a)(2)    Letter of Transmittal with respect to the Shares, together with the Guidelines for Certification of
          Taxpayer Identification Number on Substitute Form W-9.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Form of letter, dated March 14, 1997, to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)    Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(6)    Form of summary advertisement, dated March 17, 1997.
(a)(7)    Text of press release, dated March 17, 1997.
(a)(8)    Letter to ADT Shareholders, dated March 14, 1997.
(a)(9)    Proxy Statement of Western Resources to ADT shareholders on Schedule 14A, dated
          March 14, 1997.
(b)       Not applicable.
(c)       Not applicable.
(d)       Tax Opinion of Sullivan & Cromwell.
(e)       See Exhibit (a)(1).

                               PAGE 7 OF 9 PAGES

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WESTERN RESOURCES, INC.

                                             /s/ David C. Wittig
                                          By: ________________________________
                                             NAME: DAVID C. WITTIG
                                             TITLE:  PRESIDENT

Dated: March 17, 1997

                                          WESTAR CAPITAL INC.

                                             /s/ Rita Sharpe
                                          By: ________________________________
                                             NAME: RITA SHARPE
                                             TITLE: PRESIDENT

                               Page 8 of 9 Pages

                               INDEX TO EXHIBITS

 EXHIBIT
   NO.                             DESCRIPTION
 -------                           -----------
 (a)(1)  Prospectus of Western Resources, Inc., dated March 14, 1997.
 (a)(2)  Letter of Transmittal with respect to the Shares, together with the Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
 (a)(3)  Notice of Guaranteed Delivery.
 (a)(4)  Form of letter, dated March 14, 1997, to brokers, dealers, commercial banks, trust companies and other nominees.
 (a)(5)  Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
 (a)(6)  Form of summary advertisement, dated March 17, 1997.
 (a)(7)  Text of press release, dated March 17, 1997.
 (a)(8)  Letter to ADT Shareholders, dated March 14, 1997.
 (a)(9)  Proxy Statement to ADT shareholders on Schedule 14A, dated
         March 14, 1997.
 (b)     Not applicable.
 (c)     Not applicable.
 (d)     Tax Opinion of Sullivan & Cromwell.
 (e)     See Exhibit (a)(1).

                               PAGE 9 OF 9 PAGES